Exhibit 99.1

EZCHIP SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To the Shareholders of EZchip Semiconductor Ltd. (the “Company”):

The Company cordially invites you to attend the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, November 12, 2015 at 5:00 p.m. (Israel time), at the Company’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel (the telephone number at that address is +972-4-959-6666), and thereafter, as it may be adjourned from time to time.

The following matters are on the agenda for the meeting:

1.
(a) the approval, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), of (i) the Agreement of Merger dated as of September 30, 2015 (the “Merger Agreement”) by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Companies Law, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of the Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company (the “Ordinary Shares”) held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (iv) all other transactions contemplated by the Merger Agreement and related to the Merger, as will be detailed in the Company’s proxy statement for the Meeting; and (b) the determination that the foregoing is in the best interest of the Company (collectively, the “Merger Proposal”);

2.
the reelection of five of the Company’s directors – Benny Hanigal, Eli Fruchter, Prof. Ran Giladi, Joel Maryles and Karen Sarid, until the next annual meeting or their prior termination or resignation;

3.	the reelection of Shai Saul, an outside director of the Company, for an additional three year term or his prior termination or resignation;

4.	the approval of a cash bonus to Joel Maryles, a director of the Company; and

5.
the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2015; when this proposal is raised, you will also be invited to discuss the Company’s 2014 consolidated financial statements.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL AND EACH OF THE OTHER PROPOSALS.

Further information regarding the Merger Proposal and the other proposals on the agenda for the Meeting will be included in the Company’s proxy statement, which will be mailed to the Company’s shareholders in advance of the Meeting.  The proxy statement will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K and will be available to the public on the SEC’s website at http://www.sec.gov and the Company’s website at www.ezchip.com, and, in addition, at http://www.magna.isa.gov.il or http://maya.tase.co.il.  A form of proxy card will be enclosed with the proxy statement.

Record Date

Only shareholders of record at the close of business on October 12, 2015 (the “Record Date”) will be entitled to receive notice of, and to vote at, the Meeting.

A shareholder, whose Ordinary Shares are registered with a member of TASE, is required to prove his or her share ownership to vote at the Meeting.  Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only).  Such a request should be made in advance for a particular securities account.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, that hold or represent between them more than 50% of the Company’s issued and outstanding share capital.  Broker non-votes and abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present.  A broker non-vote occurs when a bank, broker or other nominee holding ordinary shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received voting instructions from the beneficial owner.  While counted for quorum purposes, abstentions and broker non-votes will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

           The approval of the Merger Proposal in Item 1 requires the affirmative vote of holders of at least seventy-five percent (75%) of the Ordinary Shares present, in person or by proxy, and voting on the Merger Proposal (not taking into consideration abstentions).  The approval of each of the proposals in Items Nos. 2, 3, 4 and 5 require the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on each of the proposals (not taking into consideration abstentions).  In addition, in order to approve each of Items No. 3 and 4, the shareholders’ approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of such proposal (excluding a personal interest that is not related to a relationship with the controlling shareholders), not taking into consideration abstentions, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Ordinary Shares.  If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to November 19, 2015, at the same time and place. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Position Statements by Shareholders

Shareholders are allowed to apply in writing, through the Company, to the other shareholders of the Company in order to solicit their vote on items on the agenda of the Meeting (“Position Notice”).  Position Notices must be in English and may be sent to the Company’s offices at the address below.  Any Position Notice received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov and the Company’s website at www.ezchip.com, and, in addition, at http://www.magna.isa.gov.il and http://maya.tase.co.il.  The last date for issuance of such Position Notices to the Company is October 22, 2015.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder s’ register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the Position Notices posted on the ISA website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any Position Notice.  Once made available to the public as described above, such documents will also be available for inspection at the Company’s offices, which are located at 1 Hatamar Street, Yokneam 2069206, Israel, during regular business hours and subject to prior coordination.  The Company’s phone number is +972-4-959-6666.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING.

/s/ Benny Hanigal Benny Hanigal Chairman of the Board of Directors